EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2004	2003	2002	2001	2000
Income before provision for income taxes and fixed charges (Note A)	$62,144,879	$76,746,596	$70,138,328	$43,475,564	$63,197,851
Fixed charges:
Interest on first mortgage bonds and secured debt	$10,369,657	$13,945,190	$15,974,479	$17,397,010	$17,414,513
Amortization of debt discount and expense less premium	1,934,420	1,592,626	989,198	1,087,564	1,042,217
Interest on short-term debt	19,854	606,312	713,189	2,229,216	1,247,690
Interest on unsecured long-term debt	12,336,735	10,506,872	7,994,285	7,899,736	7,899,171
Interest on note payable to securitization trust	4,250,000	—	—	—	—
Trust preferred distributions by subsidiary holding solely parent debentures	—	4,250,000	4,250,000	3,541,667	—
Other interest	366,642	511,315	1,220,764	896,567	437,621
Rental expense representative of an interest factor (Note B)	28,144	28,340	19,832	20,890	39,485
Total fixed charges	$29,305,452	$31,440,655	$31,161,747	$33,072,650	$28,080,697
Ratio of earnings to fixed charges	2.12	2.44	2.25	1.31	2.25

NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).

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